
July 06, 2026
Vancouver, British Columbia

Wheaton Precious Metals to Release 2026 Second Quarter Results on August 6, 2026

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. will release its 2026 second quarter results on Thursday, August 6, 2026, after market close.

A conference call will be held on Friday, August 7, 2026, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-800-715-9871 or 1-647-932-3411
Conference Call ID:	9311928#

The accompanying slideshow will also be available in PDF format on the 'Presentations' page of the Wheaton Precious Metals website before the conference call. The conference call will be recorded and available until August 14, 2026 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-770-2030
Dial from outside Canada or the US:	1-647-362-9199
Pass code:	9311928#
Archived webcast:	Click here

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

For further information:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com